Exhibit 99.1

Talend Appoints Technology Industry Veteran Nanci Caldwell to its Board

Data Integration Company Strengthens Board with Additional Enterprise Software Marketing and Sales Expertise

REDWOOD CITY, Calif. –  February 6, 2017  – Talend (NASDAQ: TLND), a global leader in cloud and big data integration software, today announced that it has named Nanci Caldwell to its board of directors. Caldwell brings more than two decades of global IT and software industry experience to Talend’s board, adding significant marketing and sales expertise that will help inform Talend’s business strategy as it expands its leadership in the fast-growth cloud and big data markets.

“Nanci is a terrific addition to our board,” said Mike Tuchen, CEO, Talend. “The expertise and insights she’s gained leading marketing and sales efforts for world-class software companies will be invaluable as we scale our business internationally and expand our enterprise customer base.”

Ms. Caldwell is the former Executive Vice President and Chief Marketing Officer of PeopleSoft Inc. Prior, she spent nearly two decades at Hewlett-Packard in increasingly senior and executive sales and marketing roles in Canada, U.S and globally. A highly sought after corporate director, Caldwell currently sits on the boards of CIBC, Citrix, Equinix, and Donnelly Financial Solutions.

Caldwell's experience includes advising on all aspects of corporate strategy, including mergers and acquisitions and product direction, transitioning from product to customer and solution-focused business models, and enhancing and extending global brands.

“Organizations of all sizes and from all sectors are dealing with an unprecedented and growing explosion of data.  The ability to harness the data, glean insights and use it for competitive advantage is quickly moving to the top of their strategic objectives,” said Caldwell. “Talend’s proven next-generation integration platform is uniquely positioned to enable organizations to capitalize on this transformational opportunity. I am looking forward to working together with Mike and the entire Talend team during this exciting time.”

Talend completed its initial public offering in July 2016, raising net proceeds of approximately $91.6 million. The company’s open source-based solutions allow organizations across a broad and growing range of industries to improve business performance by using data to create new insights and automate processes. During the third quarter of 2016, Talend’s Big Data and Integration Cloud solutions delivered combined subscription revenue growth of more than 100% year-over-year for the seventh consecutive quarter.

About Talend

Talend (NASDAQ: TLND) is a next generation leader in cloud and big data integration software that helps companies become data driven by making data more accessible, improving its quality and quickly moving data where it’s needed for real-time decision making. By simplifying big data through these steps, Talend enables companies to act with insight based on accurate, real-time information about their business, customers, and industry. Talend’s innovative open-source solutions quickly and efficiently collect, prepare and combine data from a wide variety of sources allowing companies to optimize it for virtually any aspect of their business. Talend is headquartered in Redwood City, CA. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

Contact:

Cynthia Hiponia or Erin Rheaume
The Blueshirt Group for Talend
ir@talend.com
650-268-5018

Chris Taylor, VP, Corp. Communications, Talend
ctaylor@talend.com
650-268-5024